Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Transaction Announcement Fact Sheet

Dec. 5, 2011

Entergy to Divest and Merge Electric Transmission Business into ITC Holdings

Entergy customers and other stakeholders to benefit from fully divested, independent transmission company

Combination to create industry-leading electric transmission business

Transaction Details

• Post-merger, ITC will become one of the largest electric transmission companies with transmission subsidiaries in the U.S. spanning from the Great Lakes to the Gulf Coast.

• Approval process includes Entergy’s retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

• Transaction close expected in 2013, subject to the receipt of approvals.

• ITC regional headquarters to be in Jackson, Miss.

• ITC’s management team will remain intact for the combined business, but will be supplemented with key leadership personnel from Entergy’s transmission business to ensure a successful integration and consistency of operations.

• ITC’s Board of Directors will appoint two new independent directors who will have transmission industry knowledge and familiarity with the region in which Entergy operates.

Transaction Benefits

Entergy customers and other stakeholders to benefit from fully divested, independent transmission company

• The independent transmission model provides singular focus on transmission system performance, planning and operations. This model also aligns with national policy objectives to facilitate investment in regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets.

ITC to benefit from improved platform to support execution of long-term business plan and growth objectives

• The addition of the Entergy transmission business expands ITC’s current business model and adds sizeable new markets to its operating and development portfolio. This will serve to diversify and enhance ITC’s long-term growth prospects by providing additional avenues for investment in needed transmission infrastructure that will benefit customers in the Entergy region.

Enhanced financial flexibility benefits customers and communities through ongoing investment, better access to capital, and credit quality protection

• By divesting its transmission business, Entergy is increasing its flexibility of investment alternatives and protecting the credit quality of Entergy and its operating subsidiaries. In turn, as a transmission-only utility, ITC will address the transmission system needs of the region to support efficient infrastructure investment, by improving access to capital for the resulting transmission business.

ITC regional headquarters to be in Jackson, Miss.

• Following completion of the transaction, approximately 750 Entergy positions will be integrated into ITC. ITC will assume operations of the Entergy transmission and transmission-related facilities throughout the region and further establish a regional presence within the Entergy footprint, including maintaining a regional headquarters in Jackson, Miss.

Continued

Dec. 5, 2011 Transaction Announcement Fact Sheet Page 2

Entergy to Divest and Merge Electric Transmission Business into ITC Holdings

Transaction Rationale

- Substantial and mandatory capital spending requirements are on the horizon for the entire utility industry, related to:
  - Maintaining and upgrading aging infrastructure to meet reliability requirements and customer demand.
  - Steadily growing mandatory compliance spending requirements in recent years, projected to grow even more with costs to comply with increased North American Electric Reliability Corporation requirements.
  - Pending environmental regulations that will likely result in costs to upgrade certain environmental systems on generation facilities and potentially significant investments in renewable or clean fossil generation.
- Within the U.S., projected capital investment in the electric utility industry is forecast to be in the two trillion dollar range over the next 20 years.
- Utility companies are responding to the increased spending requirements in different ways, including seeking new regulatory constructs or consolidation, or through an independent transmission company model such as this transaction.
- The independent transmission company model is one that Entergy has been discussing since the late 90s. Entergy has been looking for the right structure, the right time and the right partner. This transaction provides all three.
- ITC will address the transmission system needs of the region to support efficient infrastructure investment by improving access to capital for the transmission business.
- Combining the best operations practices of both companies, including the ITC transmission-only model and the Entergy employees' knowledge and experience of the system, will benefit overall system performance.

Transaction Seamless for Customers

- This transaction will be seamless for Entergy's retail customers, who will continue to be customers of Entergy utilities and will receive the same high quality service from their local utility.
- Entergy's utility companies will continue to own and operate the local distribution and generation assets.
- ITC plans to retain Entergy employees in the region so that the people who tend to the day-to-day needs of the system today can continue to do so in the future.
- ITC will fully utilize Entergy's world-class storm restoration process and leverage the combined expertise to ensure that customers in the Entergy territory receive the same quality storm response efforts they have had in the past.
- As part of a separate effort, Entergy continues to seek the necessary approvals to join the Midwest Independent System Operator ("MISO") regional transmission organization.

Transmission System at a Glance

	ITC	Entergy
System Peak Load	26,100 MW	28,000 MW
Service Area	Seven states – including footprint in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma	Four states – including footprint in Texas, Louisiana, Arkansas and Mississippi*
Total Transmission Miles	15,100 miles	15,700 miles
Service Area Square Miles	89,850	114,669
RTO Membership	MISO/SPP	Anticipated MISO membership during 12/2013

*Entergy also owns limited assets in Missouri and Tennessee.

Transaction Announcement Fact Sheet Page 3

Dec. 5, 2011

Entergy to Divest and Merge Electric Transmission Business into ITC Holdings

ITC Forward-Looking Information

This document and the exhibits hereto contain certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Entergy Forward-Looking Information

In this document, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described elsewhere in this document and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Transaction Announcement Fact Sheet Page 4

Dec. 5, 2011

Entergy to Divest and Merge Electric Transmission Business into ITC Holdings

Additional Information and Where to Find It

ITC and Transco will file registration statements with the SEC registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.